

13012582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

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SEC FILE NUMBER
8- *44710*

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2012___ AND ENDING___DECEMBER 31, 2012___
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　INTEGRIS SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2720 Council Tree Avenue　　　　　　　　　　Suite 224
(No. and Street)

___Fort Collins___　　　　　___Colorado___　　　　　___80525___
(City)　　　　　　　　　　　(State)　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
　Stephen Van Den Heever　　　　　　　　　　　　　　　　970-225-0425
　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – if individual, state last, first, middle name)

1221 West Mineral Ave. Suite 202　　　_Littleton_　　　　_Colorado_　　　_80120-4544_
(Address)　　　　　　　　　　　　　　　(City)　　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

DD
3/9/13

OATH OR AFFIRMATION

I, <u>Stephen Van Den Heever</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>Integris Securities LLC</u> , as

of <u>December 31,</u>   <u>2012</u>   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

<u>President</u>
Title

<u>Christine L Moran</u>
Notary Public

CHRISTINE L. MORAN
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES 3/5/2016

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



**Haynie &
Company**

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202   Littleton, Colorado 80120-4544   (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

We have audited the accompanying statements of financial condition of Integris Securities, LLC (the Company) as of December 31, 2012 and 2011, and the related statements of income, members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integris Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in in the supplementary schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Haynie & Co.

Littleton, Colorado
February 26, 2013

Associate Office At
1785 West Printers Row
Salt Lake City, UT 84110
(801) 972-4800
Fax (801) 972-8941

 **PrimeGlobal**
*An Association of
Independent Accounting Firms*

Associate Office At
5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800
Fax (801) 479-8941

Integris Securities LLC
Balance Sheets
December 31, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 110,862	$ 36,414
Certificate of deposit	10,153	10,127
Accounts receivable (less allowance for doubtful accounts)	5,000	-
Prepaid expenses	2,507	2,100
Total Current Assets	$ 128,522	$ 48,641
Liabilities and Members' Equity		
Accounts payable	$ 2,170	$
Due to Integris Holdings, LLC	54,881	2,999
Total Current Liabilities	57,051	2,999
Member's Equity		
Members' equity	71,471	45,642
Total Liabilities and Member's Equity	$ 128,522	$ 48,641

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Income (Loss) and Member's Equity
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Commissons	$1,777,826	$3,905,000
Other income	-	8,725
Interest	25	39
Total Revenues	1,777,851	3,913,764
Expenses		
Deal support costs	1,543,826	3,860,000
Bad Debt Expense	145,000	-
Administrative expenses	73,696	54,367
Total Expenses	1,762,522	3,914,367
Net Income (Loss)	15,329	(603)
Beginning Member's Equity	45,642	19,845
Capital Contributions	10,500	26,400
Ending Members' Equity	$ 71,471	$ 45,642

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows From Operating Activities		
Transaction fees received	$1,777,826	$3,905,000
Cash paid for service fees and other expenses	(1,713,878)	(3,917,458)
Other income	-	8,725
Net Cash Provided (Used) by Operating Activities	63,948	(3,733)
Cash Flows from Financing Activities		
Proceeds from the contribution of capital	10,500	26,400
Net Cash Provided by Financing Activities	10,500	26,400
Net Increase in Cash	74,448	22,667
Cash at Beginning of the Year	36,414	13,747
Cash at End of the Year	$ 110,862	$ 36,414
Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities		
Net income (loss)	$ 15,329	$ (603)
Interest gained on certificates of deposit	(25)	(38)
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(5,000)	1,657
Prepaid expenses	(407)	(100)
Increase (decrease) in:		
Accounts payable	2,170	(4,767)
Related party payables	51,881	118
Net Cash Provided (Used) by Operating Activities	$ 63,948	$ (3,733)
Supplemental Information:		
Cash paid for Interest	$ -	$ -

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Notes to Financial Statements
December 31, 2012 and 2011

---

1. Organization and Significant Accounting Policies

Organization and Nature of Business

Integris Securities, LLC (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

The Company was acquired during 2007 and became the wholly owned subsidiary of Integris Holdings, LLC. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at unpaid balances, less an allowance for doubtful accounts. The Company provides for losses on accounts receivable using the allowance method. The allowance is based on experience and other circumstances, which may affect the ability of clients to meet their obligations. As of December 31, 2012 and 2011, the Company had an allowance for doubtful accounts of $145,000 and $-0-, respectively.

Revenue Recognition

Success fees and other amounts received from customers of the Company's advisory services are recorded as services are performed.

Income Taxes

Integris Securities, LLC is considered a pass-through entity for tax purposes. The Company believes that is has no uncertain tax positions as of December 31, 2012 and 2011. Tax years that remain subject to examination are years 2009 and forward.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

1. Organization and Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated subsequent events through February 26, 2013, the date which the financial statements were available to be issued. During this period, the Company was not aware of any material recognizable subsequent events.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2012 and 2011, the Company had net capital of $63,939 and $43,517, respectively.

3. Investments

Investments are carried at fair value based on quoted prices in active markets (all level 1) and consist of the following at December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011	
	Fair Value	Cost	Fair Value	Cost
Certificates of Deposit	$10,153	$10,153	$10,127	$10,127

4. Related Party Transactions

In 2007 the Company entered into an agreement with its parent company, Integris Holdings, LLC for the provision of funds for operating purposes. At December 31, 2012 and 2011, there was $54,881 and $2,999 due to the parent company, respectively.

The Company also pays certain success fee costs and administrative expenses to its majority owner. In 2012 and 2011, the Company paid $1,578,397 and $2,875,821, respectively.

Integris Securities LLC
Notes to Financial Statements (continued)
December 31, 2012 and 2011

5. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces.

The following summarizes revenue concentrations by customer for the years ended December 31, 2012 and 2011:

	2012		**2011**
Customer A	28%	Customer E	58%
Customer B	24%	Customer F	40%
Customer C	23%		
Customer D	16%		
Others	9%		

Integris Securities LLC

Supplementary Information

Integris Securities LLC
Computation of Aggregate Indebtedness
and Net Capital Pursuant to Rule 15c3-1
December 31, 2012 and 2011

	2012	2011
Net Capital		
Total member's equity	$ 71,471	$ 45,642
Deductions		
Disallowed receivables	(5,000)	-
Disallowed prepaid expenses	(2,507)	(2,100)
Haircuts	(25)	(25)
Total Deductions	(7,532)	(2,125)
Total Net Capital	$ 63,939	$ 43,517
Aggregate Indebtedness		
Payables and accruals	57,051	2,999
Total Aggregate Indebtedness	$ 57,051	$ 2,999
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 3,803	$ 200
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 58,939	$ 38,517
Ratio of aggregate indebtedness to net capital	0.89	0.07

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2012	2011
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 63,939	$ 43,518
Rounding	-	(1)
Income tax expense	-	-
Net capital per above	$ 63,939	$ 43,517



**Haynie &
Company**

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202   Littleton, Colorado 80120-4544   (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants
on
Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Members
Integris Securities LLC
Fort Collins, CO

In planning and performing our audit of the financial statements of Integris Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Associate Office At
1785 West Printers Row
Salt Lake City, UT 84110
(801) 972-4800
Fax (801) 972-8941

 **PrimeGlobal**
*An Association of
Independent Accounting Firms*

Associate Office At
5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800
Fax (801) 479-8941

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Littleton, Colorado
February 26, 2013

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
400



**Haynie &
Company**

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Integris Securities LLC
2720 Council Tree Ave. Suite 224
Fort Collins, Colorado 80525

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Integris Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Integris Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Integris Securities LLC's management is responsible for the Integris Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts on the audited Form X-I 7A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments were reported;

Associate Office At
1785 West Printers Row
Salt Lake City, UT 84110
(801) 972-4800
Fax (801) 972-8941

 **PrimeGlobal**
An Association of
Independent Accounting Firms

Associate Office At
5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800
Fax (801) 479-8941

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 26, 2013

Amended

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _____ , 20____
(Read carefully the Instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

INTEGRIS SECURITIES LLC
2720 COUNCIL TREE AVE STE 224
FORT COLLINS CO 80525-6329

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHRIS MORAN 970-223-3472

2. A. General Assessment (item 2e from page 2) $4,445

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,900   )
      7/10/12
      _____
           Date Paid

   C. Less prior overpayment applied *paid with SIPC-7 (1/24/13)*   (2,170   )

   D. Assessment balance due or (overpayment)   375

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $375

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $375

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INTEGRIS SECURITIES LLC
_____
(Name of Corporation, Partnership or other organization)

Chris Moran
_____
(Authorized Signature)

Dated the 25 day of February, 20 13.

ACCOUNTANT
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

*Amended due to audit
adjustment. 12/31/12 Focus
report was amended.*

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1_____, 20 12
and ending 12/31_____, 20 12
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$1,777,850

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

_____

Total additions

_____

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_____

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_____

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

_____

Total deductions

_____

2d. SIPC Net Operating Revenues

$1,777,850

2e. General Assessment @ .0025

$4,445

(to page 1, line 2.A.)

2